October 19, 2015

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Juan Migone, Staff Accountant

Re:	Apptio, Inc.
Confidential Draft No. 2 Registration Statement on Form S-1
Submitted September 24, 2015
CIK No. 0001419625

Ladies and Gentlemen:

On behalf of Apptio, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 8, 2015, relating to the Company’s Confidential Draft No. 2 Registration Statement on Form S-1 (CIK No. 0001419625) submitted to the Commission on September 24, 2015 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Prospectus Summary, page 1

1.	We note your response to prior comment 2. Please revise the statement that you provide the “business system of record used by IT organizations” to indicate that your solutions are the system of record for your customers. Please also provide qualitative or quantitative support for your claim that the TBM Council is the leading community for CIOs on a global basis.

With respect to the Company’s statement that it provides the “business system of record used by IT organizations,” the Company proposes to revise the disclosure on pages 1, 2, 80 and 83 of the Registration Statement as follows in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“Our TBM solutions consist of a powerful, cloud-based platform and a suite of SaaS applications: Cost Transparency, IT Benchmarking, Business Insights, Bill of IT and IT Planning. Our data and analytics platform leverages proprietary modeling capabilities, powerful self-service analytics and planning workflows to enable customers to make actionable, data-driven strategic and operational

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October 19, 2015

decisions. Our platform automatically aggregates, cleanses and establishes relationships across large amounts of customer data from disparate sources and maps the data into our standard IT operating model. Our solutions are the business system of record for our customers’ IT organizations.”

“We provide the business system of record used by our customers’ IT organizations to analyze, optimize and plan investments, and benchmark their financial and operational performance against peers.”

“Our TBM solutions consist of a powerful, cloud-based platform and a suite of SaaS applications: Cost Transparency, IT Benchmarking, Business Insights, Bill of IT and IT Planning. Our data and analytics platform leverages proprietary modeling capabilities, powerful self-service analytics and planning workflows to enable customers to make actionable, data-driven strategic and operational decisions. Our platform automatically aggregates, cleanses and establishes relationships across large amounts of customer data from disparate sources and maps the data into our standard IT operating model. Our solutions are the business system of record for our customers’ IT organizations.”

“We provide the business system of record for our customers’ ~~used by~~ IT organizations, which enables them to analyze, optimize and plan investments, and benchmark their financial and operational performance against peers. Our TBM solutions consist of a powerful, cloud-based platform and a suite of SaaS applications that empower IT leaders to understand, communicate and transform IT to drive greater value from technology investments as illustrated by the following figure.”

With respect to the Company’s statement that “the TBM Council has become the leading community for CIOs, IT professionals and IT financing professionals worldwide,” the Company proposes to revise the disclosure on pages 1, 80-81 and 92 of the Registration Statement as follows in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“We formed the Technology Business Management Council, or TBM Council, as a separate non-profit entity in 2012 to foster the growth of the TBM category. The TBM Council has become the leading community for CIOs, IT professionals and IT finance professionals dedicated to advancing the discipline of managing the business of IT ~~in the world~~, with over 1,700 members. This community establishes industry-endorsed best practices for TBM and helps create a powerful network effect for TBM solutions.”

Securities and Exchange Commission

October 19, 2015

Pages 80-81

“We formed the Technology Business Management Council, or TBM Council, as a separate non-profit entity in 2012 to foster the growth of the TBM category. The TBM Council has become the leading community for CIOs, IT professionals and IT finance professionals dedicated to advancing the discipline of managing the business of IT ~~in the world~~, with over 1,700 members. The TBM Council promotes interaction, learning, and the development and improvement of standards and best practices to members, many of which dovetail with our solutions. Our relationship with the TBM Council helps us introduce a growing body of CIOs and other leaders to the advantages of TBM and to our solutions, creating a network effect as members exchange information, ideas and experiences with TBM. Our relationship with the TBM Council also enabled development of Apptio TBM Unified Model, or ATUM, our standardized cost and operational model for the business of IT, which is the first of its kind in our industry. We consider this relationship an important growth catalyst for the TBM category and our business.”

“Today, the TBM Council has become the leading community for CIOs, IT leaders and IT finance professionals dedicated to advancing the discipline of managing the business of IT ~~in the world~~, with over 1,700 members and a board of directors comprised of IT thought leaders from some of the world’s most respected companies. The TBM Council hosts an annual TBM Conference in the U.S. plus two international conferences to explore best practices that produce greater value, align IT with business goals, and deliver TBM breakthroughs. The 2014 U.S. conference had over 650 attendees.”

Special Note Regarding Forward-Looking Statements, page 42

2.	We note your revised disclosure and response to prior comment 3 and reissue the comment. Your disclosure continues to suggest that you could lack a reasonable belief as to the accuracy and completeness of the disclosure you elect to include in the filing. Please revise.

In response to the Staff’s comment, the Company proposes to delete the disclosure set forth in the last paragraph on page 43 of the Registration Statement as follows in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~):

~~“In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, which although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.”~~

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 67

Securities and Exchange Commission

October 19, 2015

3.	You indicate that existing cash and investments, any positive cash flows from operations, available borrowings under your credit facility and the proceeds from this offering will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Please clarify and revise your disclosure to indicate whether or not there will be sufficient resources to support working capital and capital expenditure requirements for at least the next 12 months without proceeds from this offering.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 67 of the Registration Statement as follows in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

As of June 30, 2015, we had $33.9 million of cash and investments and $25 million in available borrowing under our credit facility. We believe that existing cash and investments, any positive cash flows from operations~~,~~ and available borrowings under our credit facility ~~and the proceeds from this offering~~ will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Since inception, we have financed operations primarily through the sale of equity securities and sales of subscriptions and professional services. Our principal uses of cash are funding operations and capital expenditures.

Principal Stockholders, page 124

4.	Please revise to remove the disclaimers of beneficial ownership in footnotes (3) and (5) to the beneficial ownership table. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). This comment also applies to the footnotes on page 121.

In response to the Staff’s comment, the Company proposes to revise the disclosure outlined below in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined).

a.	Footnote (3) to the beneficial ownership table on page 125 of the Registration Statement shall be revised as follows:

“Consists of 1,860,000 shares held of record by Gupta Family Irrevocable Trust. Vineet Gupta, the sole trustee of the Gupta Family Irrevocable Trust, exercises voting and investment power over the shares held of record by Gupta Family Irrevocable Trust. ~~disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.~~”

b.	Footnote (5) to the beneficial ownership table on pages 125-126 of the Registration Statement shall be revised as follows:

“Consists of 2,969,724 shares held of record by Shasta Ventures, L.P. Shasta Ventures GP, LLC is the general partner of Shasta Ventures, L.P. Mr. Mohan, a member of our board of directors, Tod Francis and Robert Coneybeer are the ~~is a~~ managing members of Shasta Ventures GP, LLC and each of them may be deemed to exercise voting and

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October 19, 2015

investment power over the shares held of record by Shasta Ventures, L.P. ~~Mr. Mohan disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.~~ The address for each of the foregoing entities is 2440 Sand Hill Road, Suite 300, Menlo Park, CA 94025.”

In addition, in response to the Staff’s comment, the Company proposes to revise each footnote on page 121 of the Registration Statement to delete the disclaimer of beneficial ownership set forth therein.

5.	We note the disclaimer of beneficial ownership over the shares held of record by Greylock XII Principals LLC in footnote (1) to the beneficial ownership table. Please provide your legal analysis as to why such disclaimer is appropriate. This comment also applies to footnote (3) to the table on page 121.

In response to the Staff’s comment, the Company proposes to revise the disclosure outlined below in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined).

a.	Footnote (1) to the beneficial ownership table on page 125 of the Registration Statement shall be revised as follows:

“Consists of (a) 4,408,144 shares held of record by Greylock XII Limited Partnership (“Greylock XII”); (b) 257,786 shares held of record by Greylock XII Principals LLC (“Greylock XII LLC”); and (c) 489,793 shares held of record by Greylock XII-A Limited Partnership (“Greylock XII-A”). The general partner of Greylock XII ~~Limited Partnership~~ and Greylock XII-A ~~Limited Partnership~~ is Greylock XII GP LLC. William W. Helman and Aneel Bhusri are the senior managing members of Greylock XII GP LLC and Greylock XII LLC, and as such, each of them may be deemed to share voting power and investment control over the shares held of record by Greylock XII~~-A~~, ~~Limited Partnership and~~ Greylock XII-A ~~Limited Partnership~~ and Greylock XII LLC. ~~Greylock XII Principals LLC shares are held in nominee form only, and as a result, Greylock XII Principals LLC does not have voting power or investment control over these shares. Each of the beneficiaries for which Greylock XII Principals LLC acts as nominee retains sole voting power and investment control with respect to the shares held on their behalf. As such, Greylock XII Principals LLC disclaims beneficial ownership with respect to all such shares.~~ The address for each of the foregoing entities is 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Mr. Bogan, a member of our board of directors, has an economic interest in certain Greylock funds, including Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, but does not have voting or investment power over the shares held by such entities and, accordingly, such shares are not included as beneficially owned by Mr. Bogan.”

Securities and Exchange Commission

October 19, 2015

b.	Footnote (3) to the sales of securities to related persons table on page 121 of the Registration Statement shall be revised as follows:

“Consists of (a) 368,340 shares of Series D convertible preferred stock and 134,874 shares of Series E convertible preferred stock held by Greylock XII Limited Partnership, (b) 21,540 shares of Series D convertible preferred stock and 7,887 shares of Series E convertible preferred stock held by Greylock XII Principals LLC, and (c) 40,926 shares of Series D convertible preferred stock and 14,985 shares of Series E convertible preferred stock held by Greylock XII-A Limited Partnership. The general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership is Greylock XII GP LLC. William W. Helman and Aneel Bhusri are the senior managing members of Greylock XII GP LLC and Greylock Principals XII LLC, and as such, each of them may be deemed to share voting power and investment control over the shares held of record by Greylock XII~~-A~~ Limited Partnership, ~~and~~ Greylock XII-A Limited Partnership and Greylock Principals XII LLC. ~~Greylock XII Principals LLC shares are held in nominee form only, and as a result, Greylock XII Principals LLC does not have voting power or investment control over these shares. Each of the beneficiaries for which Greylock XII Principals LLC acts as nominee retains sole voting power and investment control with respect to the shares held on their behalf. As such, Greylock XII Principals LLC disclaims beneficial ownership with respect to all such shares.~~ Mr. Bogan, a member of our board of directors, has an economic interest in certain Greylock Partners’ funds, including Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, but does not have voting or investment power over the shares held by such entities and, accordingly, such shares are not included as beneficially owned by Mr. Bogan.”

* * * * *

Securities and Exchange Commission

October 19, 2015

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Cc:	Kurt Shintaffer
John Morrow
Apptio, Inc.

Andrew Williamson
Alan Hambelton
Cooley LLP

Stephen Sommerville
PricewaterhouseCoopers LLP